SeedInvest
Published by Peter Thomson [?] · June 23 ·

The first ever "testing the waters" for a Mini-IPO has received over $4.5M in commitments from 1,900 people https://www.seedinvest.com/waybetter


WE'RE
SO PROUD
YES!
YOU DID IT

WayBetter

Pioneering a new approach to behavior change

SEEDINVEST.COM

2,431 people reached

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SeedInvest, Andres Diana, Raja Agnani, Kara Kohlenberg and 6 others like this.

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